PREMIUM NICKEL RESOURCES LTD. ANNOUNCES CLOSING OF PREVIOUSLY
ANNOUNCED EQUITY AND DEBT FINANCING PACKAGE OF $21.6 MILLION

Not for distribution to United States newswire services or for dissemination in the United States

Toronto, Ontario - December 14, 2023 - Premium Nickel Resources Ltd. (TSXV: PNRL) (the "Company") is pleased to announce the closing of its previously-announced equity and debt financing package of approximately $21.6 million, comprised of:

  Brokered Private Placement: $15,760,040 pursuant to a "best efforts" private placement offering of 13,133,367 common shares of the Company (the "Common Shares") at a price of $1.20 per Common Share (the "Offering").

  Amended Term Loan: $5,882,353 loan pursuant to an amendment to the terms of the Company's existing term loan to increase the principal amount of the loan from $15,000,000 to $20,882,353 (the "Amended Term Loan").

Brokered Private Placement

The Offering was completed in accordance with the terms of an agency agreement dated December 14, 2023 and entered into by the Company with Cormark Securities Inc. and BMO Capital Markets, as co-lead agents, and Canaccord Genuity Corp., Fort Capital Securities Ltd. and Paradigm Capital Inc. (collectively, the "Agents"). Under the Offering, the Company issued an aggregate 13,133,367 Common Shares at a price of $1.20 per Common Share for aggregate gross proceeds of $15,760,040. In consideration for the services provided by the Agents under the Offering, the Company paid to the Agents an aggregate cash commission of $796,983, representing 6% of the gross proceeds of the Offering (other than in respect of subscribers included on a president's list formed by the Company, for which a reduced commission of 3% of the gross proceeds was paid).

In connection with the Offering, EdgePoint Investment Group Inc., or an entity (or entities) managed by EdgePoint ("EdgePoint"), exercised its participation right in respect of the Offering (the "Participation Right") and subscribed for an aggregate 1,265,800 Common Shares. EdgePoint was granted the Participation Right pursuant to the terms of a subscription agreement between the Company and EdgePoint dated June 28, 2023. As approximately $2,080,000 of the net proceeds of the Offering will be used to satisfy interest payments under the Amended Term Loan, EdgePoint's participation under the Offering was characterized by the TSX Venture Exchange (the "Exchange") as a shares-for-debt transaction subject to Exchange Policy 4.3 - Shares for Debt.

Under the Offering, the Company distributed (i) an aggregate 6,419,368 Common Shares pursuant to the "Listed Issuer Financing Exemption" available under Part 5A of National Instrument 45-106 - Prospectus Exemptions (the "LIFE Exemption"), and (ii) an aggregate 3,685,700 Common Shares in offshore jurisdictions pursuant to OSC Rule 72-503 - Distributions Outside Canada ("OSC Rule 72-503"). All Common Shares issued pursuant to the LIFE Exemption or OSC Rule 72-503 are not subject to a Canadian statutory hold period in accordance with applicable Canadian securities laws. Other than Common Shares distributed pursuant to the LIFE Exemption or OSC Rule 72-503, the Common Shares  issued under the Offering are subject to a Canadian statutory hold period of four months and one day in accordance with applicable Canadian securities laws, which expires on April 15, 2024. The Offering remains subject to the final acceptance of the Exchange.

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any U.S. state securities laws, and may not be offered or sold in the United States (as defined in Regulation S under the 1933 Act) unless registered under the 1933 Act and applicable U.S state securities laws, or an exemption from such registration requirements is available.

Amended Term Loan with Cymbria

In accordance with the terms of a second amended and restated commitment letter dated December 3, 2023 (the "Second A&R Commitment Letter"), the Company and Cymbria Corporation (the "Lender") closed an amendment to the terms of their existing term loan (the "Term Loan") pursuant to which the Company increased the principal amount of the Term Loan by $5,882,353 (the "Additional Principal Amount") from $15,000,000 to $20,882,353. The Additional Principal Amount was subject to an original issue discount of approximately 15% and was advanced by the Lender to the Company as a single advance of $5,000,000.

The Additional Principal Amount forms a part of the Term Loan and, except as otherwise set out in the Second A&R Commitment Letter, is on the same terms and conditions applicable to the Term Loan. For certainty, the Additional Principal Amount bears interest at a rate of 10% per annum calculated and payable quarterly in arrears and will mature and be payable on June 28, 2026, which, in each case, is consistent with the terms and conditions applicable to the Term Loan. As consideration for entering into the Amended Term Loan, the Company issued an additional 700,000 common share purchase warrants (collectively, the "Additional Warrants") to the Lender, with each Additional Warrant entitling the Lender to acquire one Common Share at a price of $1.4375 per Common Share until June 28, 2026. The Amended Term Loan remains subject to the final acceptance of the Exchange. The Additional Warrants are subject to a hold period of four months plus a day from the date hereof and the resale rules of applicable securities legislation and policies of the Exchange.

In accordance with the terms of the Amended Term Loan, the Company is required to pay a delayed security fee on a quarterly basis equal to 1.25% of the outstanding principal amount under the Amended Term Loan, with the next payment due on January 1, 2024, in the event that certain security documents have not been executed and delivered by the Company (the "Delayed Security Fee"). Upon the execution and delivery of such security documents, the Delayed Security Fee will cease to apply.

The net proceeds of the Offering and the Amended Term Loan will be used by the Company to advance the exploration and development of its mineral assets in Botswana and for general corporate and working capital purposes.

MI 61-101 Disclosure

EdgePoint is (i) a "related party" of the Company by virtue of having beneficial ownership of, or control or direction over, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all of the Company's voting securities, and (ii) an affiliated entity of Cymbria Corporation and, as such, the Amended Term Loan, including the issuance of the Additional Warrants, is considered to be a "related party transaction" of the Company for purposes of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). In addition, certain insiders of the Company (including EdgePoint) have subscribed for an aggregate 1,842,466 Common Shares under the Offering, for aggregate gross proceeds of $2,210,959.20. Each subscription by an "insider" is considered to be a "related party transaction" for purposes of MI 61-101.

The Company has completed the Offering and the Amended Term Loan (together, the "Transactions") in reliance on exemptions available under MI 61-101 from the formal valuation and minority approval requirements of MI 61-101. The Transactions are exempt from the formal valuation requirement in Section 5.4 of MI 61-101 in reliance on Section 5.5(b) of MI 61-101 as the Company is not listed on a specified market under MI 61-101. Additionally, the Transactions are exempt from the minority approval requirement in Section 5.6 of MI 61-101 in reliance on Section 5.7(1)(a) of MI 61-101 insofar as neither the fair market value of the subject matter, nor the fair market value of the consideration for, the Transactions, insofar as it involves "interested parties", exceeds 25% of the Company's market capitalization. The Company did not file a material change report more than 21 days before the expected closing date of the Transactions as the details of the Transactions and the participation therein by each "related party" of the Company were not settled until shortly prior to closing, and the Company wished to close the Transactions on an expedited basis for sound business reasons.

ON BEHALF OF THE BOARD OF DIRECTORS

Keith Morrison

Chairman and Chief Executive Officer

Premium Nickel Resources Ltd.

For further information about Premium Nickel Resources Ltd., please contact:

Jaclyn Ruptash

Vice President, Communications and Government and Investor Relations

+1 (604) 770-4334

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in this news release may be considered "forward-looking information" or "forward-looking statements" within the meaning of applicable securities laws. All statements, other than statements of historical fact, are forward-looking statements and based on expectations, estimates and projections as at the date of this news release. These forward-looking statements, by their nature, require the Company to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Forward-looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements pertaining to the terms of the Offering and the Amended Term Loan; the use of proceeds of the Offering and the Amended Term Loan; the Company's ability to obtain all regulatory approvals, including the final approval of the TSX Venture Exchange; and certain fees and commissions payable under the Offering.

Information contained in forward-looking statements are based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perception of geology and mineralization; assumptions, limitations and qualifications in the Selkirk Technical Report and Selebi; the timing and ability of the Company to receive necessary regulatory approvals; planned exploration programs and expenditures; the Company's ability to establish a mineral resource estimate for the Selebi Mine; the ability to the Company to expand mineral resources beyond current mineral resources estimates; the utility of any historical data in respect of the Selkirk Mine and Selebi Mine; the results of any testing; the ability of exploration activities (including drill results) to accurately predict mineralization; the significance of metallurgical results; current conditions and expected future developments; current information available to the management of the Company; mining activities and the business of mineral exploration; the general business and prospects of the Company; public disclosure from operators of the relevant mines, as well as other considerations that are believed to be appropriate in the circumstances. The Company considers its assumptions to be reasonable based on information currently available but cautions the reader that there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and the Company's assumptions, many of which are beyond the control of the Company, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Company and its businesses.

For additional information with respect to these risks and other factors that may affect the assumptions and forward‐looking statements made in this news release concerning the Company, please refer to (i) the section entitled "Risks and Uncertainties" in the most recent management discussion and analysis of the Company, and (ii) the risk factors outlined in the filing statement of the Company dated July 22, 2022, both of which are available electronically on SEDAR+ (www.sedarplus.ca) under the Company's issuer profile. Investors are cautioned not to put undue reliance on forward-looking statements.

The forward-looking statements contained in this news release are made as of the date of such document only and, accordingly, are subject to change after such date. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.